UNIVERSAL DETECTION TECHNOLOGY
340 NORTH CAMDEN DRIVE, SUITE 302
BEVERLY HILLS, CALIFORNIA 90210

December 3, 2010

Via Electronic Transmission on EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C. 20549

Attention:	Mr. Kevin Vaughn, Accounting Branch Chief
Ms. Tara L. Harkins, Staff Accountant

Re:	Universal Detection Technology
Comments of the Staff of the Securities and Exchange Commission dated October 6, 2010

Dear Mr. Vaughn and Ms. Harkins:

We have received the further telephonic comments of staff (the "Staff") of the Securities and Exchange Commission (the "Commission") (Accounting Branch) with respect to the following annual report of Universal Detection Technology (the "Registrant" or the "Company"): the Amendment to Form 10-Q filed with the Commission for the Fiscal Quarter Ended March 31, 2010, as filed with the Commission on November 17, 2010.  With your permission we are responding to such telephonic comments via this written correspondence. For the convenience of the Staff, we have retyped the essence of the Staff's telephonic comments  below for ease of reference in reviewing our responses.

We note by way of background, that all other comments from Staff's letter dated October 6, 2010, have been resolved via prior correspondence and the filing of an amendment to the Company's Form 10-K for the Fiscal Year Ended December 31, 2009. As such, this correspondence relates solely to the Amendment to Form 10-Q filed with the Commission for the Fiscal Quarter Ended March 31, 2010, which Amendment was filed on November 17, 2010 (the "Amendment").

Accordingly, we respectfully submit the following responses to Staff's most recent comments on the Amendment:

Staff Comment :

The Company should undertake to expand the disclosure under Item 4 as set forth in Staff's original comment No. 7, as follows:  We note your disclosure that you have identified material weaknesses in your disclosure controls and procedures. Please revise your filing to disclose the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

In response to Staff's Comment, the Company proposes to file a further Amendment to the Form 10-Q for the period ending March 31, 2010, with the following disclosure under Item 4:

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO"), who is also our Principal Accounting Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of a date (the "Evaluation Date"), as of the end of the period covered by this Quarterly Report.

Based on such evaluation, our Chief Executive Officer and Principal Accounting Officer concluded that, as of the end of such period, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are not effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Principal Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

We currently believe that the Company has material weaknesses in its disclosure controls and procedures, which causes our disclosure controls and procedures to be not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are not effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Principal Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. We have identified the following material weaknesses: we do not have a dedicated accounting department or employees with formal training in accounting, our internal control policies and procedures are not formally documented, our Board of Directors does not exercise regular oversight over our financial systems, and we have limited resources to hire new personnel with accounting skills.  We believe that written documentation of our policies and procedures is required for our disclosure controls and procedures to be effective. In addition, we will need to educate and enforce such policies with our existing personnel. Management is in the process of preparing formal documentation of our control policies and procedures in an attempt to remediate this deficiency. Management will continue to assess whether there are sufficient resources to hire new employees with accounting skills and/or retain trained consultants that can assist in the maintenance of newly developed policies and procedures.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter covered by this report, there was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In addition to the foregoing responses, the Company submits the following statements and acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

You may contact Mr. Jacques Tizabi at 310-248-3655, or counsel to the Company, Jennifer A. Post, Esq. at 310-300-0887 if you have further comments or questions regarding these responses.

Sincerely,

/s/ Jacques Tizabi